Exhibit 16.1
April 20, 2011
Securities and Exchange Commission
Washington, D.C. 20549
Ladies and Gentlemen:
We were previously principal accountants for Tidelands Royalty Trust “B” and, under the date of March 28, 2011, we reported on the consolidated financial statements of Tidelands Royalty Trust “B” as of and for the years ended December 31, 2010 and 2009. On April 15, 2011 we were dismissed. We have read Tidelands Royalty Trust “B”’s statements included under Item 4.01 of its Form 8-K dated April 20, 2011, and we agree with such statements, except that we are not in a position to agree or disagree with the statements made by Tidelands Royalty Trust “B” in Item 4.01(b) of its Form 8-K.
Very truly yours,
KPMG LLP